Exhibit 2.1
Execution Copy
TENDER OFFER AGREEMENT
DATED AS OF OCTOBER 7, 2007
BY AND AMONG
SAP AG
AND
BUSINESS OBJECTS S.A.

TENDER OFFER AGREEMENT dated as of October 7, 2007 (the Agreement),
BY AND AMONG:
(1)	SAP AG, an Aktiengesellschaft organized under the laws of Germany (Purchaser); and

(2)	BUSINESS OBJECTS S.A., a société anonyme organized under the laws of France (the Company).
WHEREAS:
(A)	Purchaser, either directly or through a wholly owned subsidiary to be identified in accordance with Section 5.8, is seeking to acquire for cash all outstanding ordinary shares, nominal value €0.10, of the Company (Company Shares), including Company Shares represented by American Depositary Shares (Company ADSs), as well as the outstanding warrants (Company Warrants) and convertible bonds (Company Convertible Bonds) issued by the Company (the Company Shares, including Company Shares issuable upon exercise of share options or Company Warrants and upon conversion of Company Convertible Bonds, the Company ADSs, the Company Warrants and the Company Convertible Bonds a schedule of each of which is set forth on Annex 1 being collectively referred to as the Company Securities), through concurrent tender offers in the United States and France (as such offers may be amended from time to time other than pursuant to Section 3.8, the Offers);

(B)	in the US offer, Purchaser is seeking to acquire all Company Securities (other than Company Shares represented by Company ADSs) held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act (as hereinafter defined)) and all outstanding Company ADSs wherever the holder is located (the US Offer);

(C)	in the French offer, Purchaser is seeking to acquire all Company Securities (other than Company Shares represented by Company ADSs) held by (a) holders who are located in France and (b) holders who are located outside of France and the United States, if, pursuant to the local laws and regulations applicable to those holders, they are permitted to participate in the French offer (the French Offer);

(D)	pursuant to the terms of the Offers, Purchaser will offer (a) (i) for each Company Share (other than Company Shares represented by Company ADSs) validly tendered and not withdrawn €42.00 in cash, without interest (the Share Price) and (ii) for each Company ADS (each Company ADS representing one Company Share) validly tendered and not withdrawn an amount in US dollars equal to the Share Price (as determined using a current spot exchange rate as determined by the depositary on the date of settlement of the Offers), without interest, (b) for each Company Warrant validly tendered and not withdrawn the price in cash, without interest, corresponding to such Company Warrant on Annex 1 (the Warrant Price), and (c) for each Company Convertible Bond validly tendered and not withdrawn €50.65 in cash, without interest (the Convertible Bond Price, and together with the Share Price and the Warrant Price, the Offer Prices), on the terms and subject to the conditions set forth in this Agreement;

(E)	the Supervisory Board of Purchaser and the Board of Directors of the Company (the Company Board) have approved entering into this Agreement; and

(F)	Purchaser and the Company desire to make certain agreements in connection with the Offers and also to prescribe various conditions to the Offers.
NOW, THEREFORE, in consideration of the foregoing and the respective agreements set forth herein, the parties hereto agree as follows:

1.	THE OFFERS

1.1	Announcement

Promptly following the execution of this Agreement the Purchaser shall make the ad hoc disclosure as required by German Law and immediately thereafter the Company and Purchaser shall jointly issue a press release substantially in the form of Exhibit A (the Public Announcement).

1.2	Independent Expert Report; Board Recommendation

(a)	If not already appointed prior to the date hereof, not later than the date of Public Announcement, the Company shall appoint an independent expert (the Independent Expert), to prepare a report (the Independent Expert Report) pursuant to Article 261-1 et seq. of the Règlement général (the General Regulations) of the French Autorité des marchés financiers (the AMF) that will include an opinion (attestation d’équité) stating whether the Offer Prices to be received by the holders of Company Securities pursuant to this Agreement are fair to the holders of Company Securities from a financial point of view both in the context of the Offers and with a view to a possible subsequent squeeze-out (retrait obligatoire) pursuant to Section 237.16.I.1° of the General Regulations. The Independent Expert shall expressly consent to the disclosure of the Independent Expert Report in any filing required to be made in connection with the Offers pursuant to the Exchange Act and the General Regulations.

(b)	Upon receipt of an Independent Expert Report that includes the opinion of the Independent Expert that the Offer Prices are fair to the holders of Company Securities from a financial point of view (a Favorable Report), the Company Board shall confirm that the Offers are in the interest of the Company and its shareholders and shall recommend that all holders of Company Securities tender such securities pursuant to the Offers (the Company Board Recommendation), which Company Board Recommendation shall be included in the documentation for the Offers.

(c)	In the event the Company is informed by the Independent Expert that it will not issue a Favorable Report, the Company and Purchaser shall negotiate in good faith with a view towards making such commercially reasonable amendments to the terms of the Offers as would permit a Favorable Report to be issued, subject to approval of the Supervisory Board of Purchaser and the Board of Directors of the Company. If such negotiations are unsuccessful after five business days and the Company Board Recommendation is not issued, then either party shall have the right to terminate this Agreement.

1.3	French Offer

(a)	On the date of Public Announcement or as soon thereafter as may be practicable, Purchaser shall file an application with the French Ministry of Economy requesting prior authorization of foreign investment in connection with the French Offer (French Finance Ministry Authorization) pursuant to article L. 151-3 of the French Financial and Monetary Code. Purchaser shall keep the Company reasonably informed of the status of the application including any material issues to the extent Purchaser becomes aware of them.

(b)	In accordance with applicable Law, the Company shall undertake all necessary information procedures with the Company’s workers’ councils with respect to the Offers.

(c)	The French Offer shall be subject to the General Regulations of the AMF. Subject to the terms and conditions of this Agreement, including the satisfaction or waiver of conditions set forth in Annex 2(a), Purchaser shall cause Deutsche Bank AG Paris Branch, in its capacity as guaranteeing and presenting bank of the French Offer, to file the French Offer together with the tender offer prospectus (note

d’information or French Offer Prospectus) with the AMF not later than the later to occur of (1) the day following the date that the Company Board Recommendation is issued and (2) October 22, 2007.

(d)	The Company shall file the target prospectus (note d’information en réponse) or French Target Prospectus) on the same day on which the French Offer Prospectus is filed.

(e)	Subject to the conditions of this Agreement, Purchaser and the Company shall take all actions necessary to permit the AMF to open the French Offer as soon as practicable (it being understood that if the French Finance Ministry Authorization is required, such opening shall occur after receipt of the French Finance Ministry Authorization).

1.4	US Offer

Subject to the conditions of this Agreement, on the date of opening of the French Offer, Purchaser shall commence the US Offer (the opening of the French Offer together with the commencement of the US Offer, in accordance with Rules 14d-1 and 14d-2 promulgated by the SEC, the opening of the Offers), and Purchaser shall file with the SEC a Tender Offer Statement on Schedule TO with respect to the US Offer, which shall contain an offer to purchase and a related letter of transmittal and summary advertisement (such Schedule TO and the documents included therein pursuant to which the US Offer will be made, together with any supplements or amendments thereto, the US Offer Documents).

On the date the US Offer Documents are filed with the SEC and as soon as practicable on such date after such filing, the Company shall file with the SEC a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the US Offer, including an appropriate information statement (US Information Statement) under Rule 14f-1 (such Schedule 14D-9 and US Information Statement, as amended or supplemented from time to time, the Schedule 14D-9) containing the determinations and recommendations of the Company Board Recommendation and shall mail the Schedule 14D-9 to all holders of Company Securities included in the US Offer.

1.5	Offer Conditions

(a)	The obligation of Purchaser to file the Offers is subject to the conditions set forth in Annex 2(a) (any or all of which may be waived by Purchaser, subject to applicable Law).

(b)	The opening of the Offers is subject to the conditions set forth in Annex 2(b).

(c)	The closing of the Offers is subject to the conditions set forth in Annex 3 (any or all of which may, subject to the provisions hereof, be waived by Purchaser, subject to applicable Law).

(d)	The expiration date of the Offers shall be the 25th business day following the opening of the Offers or such other date as may be set by the AMF.

1.6	Extension of the Offers

Purchaser shall only extend the expiration date of the US Offer in order to coordinate the expiration dates of the US Offer and the French Offer. In accordance with the AMF’s authority to set or to extend the expiration date of the French Offer, subject to applicable Law, Purchaser will not extend the expiration date of the US Offer unless the AMF subsequently extends the French Offer.

1.7	Withdrawal of the Offers

Pursuant to Article 232-11 of the General Regulations, Purchaser reserves the right to withdraw the Offers and terminate this Agreement: (a) within five business days following the date of the publication by the AMF of the timetable for a competing offer or for an improved offer by a competing bidder; provided, however that Purchaser shall not have such right if the Company reissues the Company Board Recommendation and recommends that shareholders not tender into the competing offer or (b) with the prior approval of the AMF, if the Company adopts measures that modify the Company’s substance (modifiant sa consistance) or if the Offers become irrelevant (sans objet) under French law.

1.8	Cooperation with Securities Regulators

In connection with the Offers, Purchaser and the Company shall cooperate with each other to fulfill all applicable requirements of the AMF, the SEC, the Nasdaq Global Select Market and Eurolist by EuronextTM, France to respond to comments from any of the foregoing, to make such amendments and supplements to filings as may be required and to give access to all lists of security holders, security position listings and computer files and all other information in the Company’s possession or control regarding the beneficial owners of Company Securities. Without limiting the foregoing, to the extent not prohibited by applicable Law, the Company shall furnish to Purchaser such information and assistance (including updated lists of security holders, security position listings and computer files) as Purchaser may reasonably request in communicating the Offers to the holders of Company Securities.

1.9	Directors

Promptly upon the acceptance for payment of, and payment by Purchaser for, the Company Shares pursuant to the Offers, the Company shall restructure the Company Board so that the Company Board shall have nine members, all of whom shall be designated by Purchaser (of which at least three shall be independent within the meaning of and as required by applicable laws, stock exchange rules or the 2002 Bouton Report on Corporate Governance). If Purchaser elects, the Company Board may be reduced to six members, all of whom shall be designated by Purchaser (of which at least two shall be independent within the meaning of and as required by applicable laws, stock exchange rules or the 2002 Bouton Report on Corporate Governance). Subject to applicable Law, the Company shall take all action requested by Purchaser necessary to effect any such election or appointment, including convening a shareholders meeting as may be necessary in accordance with French Law as promptly as practicable and mailing to its shareholders the US Information Statement.

2.	COVENANTS

2.1	Conduct of Business

From the date hereof until the later to occur of the restructuring of the Company Board in accordance with Section 1.9 above or the termination of this Agreement, the Company shall operate its business in the ordinary course consistent with past practice and use reasonable efforts to preserve the business organization, relationships with employees and the goodwill of customers, suppliers and partners.

2.2	No Solicitation

(a)	The Company shall not, nor shall it authorize or permit any Company Subsidiary to, or authorize or permit any director, officer or employee of the Company or any Company Subsidiary or any investment banker, financial advisor, attorney, accountant or other advisor, agent or representative (collectively, Representatives) of the Company or any Company Subsidiary to, directly or indirectly, (i) solicit, initiate or encourage, or take any other action knowingly to facilitate the submission of any Takeover Proposal (as defined below), or (ii) enter into, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any person any information with respect to or take any other action to facilitate any inquiries or the making of any proposal that constitutes, or would reasonably be expected to lead to, any Takeover Proposal or (iii) make or authorize any statement, recommendation or solicitation in respect of any Takeover Proposal (except as provided in Section 2.2(b)). The Company shall, and shall cause each of the Company Subsidiaries and each Representative of the Company or any Company Subsidiary to, (A) immediately cease and cause to be terminated all discussions or negotiations with any person conducted heretofore with respect to any proposal that constitutes or would reasonably be expected to lead to a Takeover Proposal and (B) request the prompt return or destruction of all confidential information previously furnished to any third party, in each case, to the extent applicable, in accordance with the terms of any confidentiality, non-disclosure or other similar agreement to which the Company or Company Subsidiary is a party. The Company shall, and shall cause each Company Subsidiary and its and their Representatives to, enforce (and not release any person from any obligation under) any confidentiality, standstill or similar agreement to which the Company or any Company Subsidiary is a party. Notwithstanding the foregoing, at any time prior to closing of the Offers, if the Company has received a Takeover Proposal that the Company Board determines in good faith (after consultation with outside counsel and an independent financial advisor of internationally recognized reputation) is or is reasonably likely to lead to a Superior Proposal (as defined below) and that was not solicited by the Company or its Representatives and that did not otherwise result from a breach or a deemed breach of this Section 2.2(a), and the Company Board determines in good faith (by a majority vote of its members after consultation with outside counsel) that the failure to take the following actions would be inconsistent with its fiduciary duties under applicable Law, subject to providing prior written notice of its decision to take such action to Purchaser and compliance with Section 2.2(c), the Company may: (1) furnish information with respect to the Company to the person making such Takeover Proposal and such person’s Representatives pursuant to a confidentiality agreement not less restrictive (including as to standstill provisions) of the other party than the confidentiality agreement dated August 29, 2007 between the Company and Purchaser (the Confidentiality Agreement), provided that all such information not previously provided to Purchaser is provided or made available on a substantially concurrent basis to Purchaser and (2) participate in discussions or negotiations with the person making such Takeover Proposal regarding such Takeover Proposal. Without limiting the foregoing, any violation of the restrictions set forth in the preceding sentence by any director, officer, employee or Representative of the Company or any Company Subsidiary, whether or not such person is purporting to act on behalf of the Company or any Company Subsidiary or otherwise, shall be deemed to be a breach of this Section 2.2(a) by the Company.
(b)	Neither the Company nor the Company Board shall (i) (A) in the event that the Company Board makes the Company Board Recommendation, withdraw or modify, or propose to withdraw or modify the Company Board Recommendation or (B) approve or recommend, or propose to approve or recommend, any Takeover Proposal (either (A) or (B) being an Adverse Recommendation) or (ii) approve, cause or permit the Company or any Company Subsidiary to enter into any letter of intent, agreement in principle, acquisition agreement or similar agreement (each, an Acquisition Agreement) relating to any Takeover Proposal. Notwithstanding the foregoing, if the Company Board has made the Company Board Recommendation, at any time prior to closing of the Offers, if the Company has received a Takeover Proposal that the Company Board determines in good faith (by a majority vote of its members after consultation with outside counsel) to be a Superior Proposal, and the Company Board determines in good faith (by a majority vote of its members after consultation with outside counsel) that the failure to take the following actions would be inconsistent with its fiduciary duties under applicable Law, the

Company Board may: (1) make an Adverse Recommendation and/or (2) terminate this Agreement pursuant to Section 4.1(f); provided, however, that unless such Superior Proposal is in the form of a formal offer filed and cleared in accordance with the General Regulations, such determination shall not be made until after the fifth business day following the receipt by Purchaser of written notice (a Notice of Superior Proposal) from the Company advising Purchaser that the Company Board is prepared to make an Adverse Recommendation in response to a Superior Proposal or to terminate this Agreement in order to accept a Superior Proposal (it being understood and agreed that such notice, by itself, shall not be deemed to be an Adverse Recommendation), specifying the terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal (it being understood and agreed that any amendment to the price or any other material term of such Superior Proposal shall require a new Notice of Superior Proposal and a new five business day period). In determining whether to make an Adverse Recommendation in response to a Superior Proposal or to terminate this Agreement in order to accept a Superior Proposal, the Company Board shall consider in good faith any changes to the terms of this Agreement proposed by Purchaser following receipt of such written notice.

(c)	The Company shall promptly, but in any event within 24 hours, advise Purchaser orally and in writing of any Takeover Proposal or any inquiry with respect to, or that would reasonably be expected to lead to or contemplates, any Takeover Proposal (including any change to any material terms of any such Takeover Proposal or inquiry) and the identity of the person making any such Takeover Proposal or inquiry. The Company shall (i) keep Purchaser reasonably informed of the status of any such Takeover Proposal or inquiry including conferring on a daily basis in response to Purchaser inquiries and (ii) promptly advise Purchaser of any amendments to any material terms of any such Takeover Proposal or inquiry. The Company shall not take any actions whether contractually or otherwise to limit its ability to comply with its obligations under this subclause (c).

(d)	Nothing contained in this Agreement shall prohibit the Company from (i) taking and disclosing to its shareholders a position contemplated by Rule 14e-2(a) or Rule 14d-9 promulgated under the Exchange Act, (ii) making any disclosure to the Company’s shareholders if, in the good faith judgment of the Company Board, after consultation with outside counsel, the failure to make any such disclosure would constitute a violation of applicable Law or be inconsistent with its fiduciary duties under applicable Law, or (iii) taking any action required by the General Regulations or the rules of the Nasdaq Stock Market LLC. Nothing in this Agreement shall, or shall be deemed to (i) require the Company to take any action it would not be permitted to take under such applicable law, in the event that a Takeover Proposal is made in the form of a public offer in compliance with the General Regulations or (ii) prevent the taking of any action required under the French Commercial Code, the General Regulations or Recommendation 2003-01 of the Commission des opérations de bourse, directing the Company to provide equal access to the information provided to Purchaser to a third party evidencing serious intent to make a bona fide, offer to acquire the Company or its capital stock.

(e)	For purposes of this Agreement:
(1)	Takeover Proposal means any inquiry, proposal or offer from any person relating to: (A) a merger, consolidation, tender offer, exchange offer, binding share exchange, joint venture, dissolution, recapitalization, liquidation, business combination or other similar transaction involving the Company pursuant to or as a result of which any person or group of persons would acquire more than 15% of the outstanding Company Shares, (B) the acquisition by any person in any manner of a number of Company Shares greater than 15% of the number of such Company Shares outstanding before such acquisition, including by means of tender offer, exchange offer or otherwise, or (C) the acquisition by any person in any manner (including by licensing all or a significant portion of the Company’s intellectual property), directly or indirectly, of assets that constitute or generate (as applicable) more than 15% of the net revenues, net income, EBITDA or assets of the Company and the Company Subsidiaries taken as a whole, in each case other than the Offers.
(2)	Superior Proposal means any bona fide binding written offer made by a third party to purchase or otherwise acquire (by merger, consolidation, tender offer, exchange offer, binding share exchange, joint venture, dissolution, recapitalization, liquidation, business combination or other similar transaction involving the Company), at least 50.1% of the Company Shares, calculated on a Fully Diluted Basis, or for all or substantially all the assets of the Company and the Company Subsidiaries taken as a whole, and filed with and cleared by the AMF (in the event of a tender offer) that the Company Board determines in good faith (after consultation with its independent financial advisor and outside counsel and taking into account among other things (A) the financial aspects of such offer, (B) all the terms and conditions of such proposal, this Agreement and any proposal by Purchaser to amend the terms of this Agreement, (B) the extent to which financing for such proposal, if required, is then committed, (C) the extent to which, in the good faith judgment of the Company Board, regulatory approvals are required in connection with such proposal, including antitrust approvals, that could not reasonably be expected to be obtained without undue cost or delay and (D) the extent to which, in the good faith judgment of the Company Board, the Takeover Proposal is otherwise reasonably likely to be consummated, taking into account all legal, financial, regulatory and other aspects of the proposal and the person making the proposal) to be of greater interest to the Company and its shareholders and employees.
3.	ADDITIONAL AGREEMENTS

3.1	Reasonable Best Efforts; Competition Notification

To the extent permitted by applicable Law, each of the parties shall use their reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner reasonably practicable, the Offers, including: (i) causing the conditions precedent set forth in Annex 2 and Annex 3 to be satisfied, (ii) the obtaining of all necessary actions or nonactions including a no-action letter from the SEC, waivers, consents, approvals, orders and authorizations from Governmental Entities, including the European Commission, the US Department of Justice or the US Federal Trade Commission (as the case may be) and any other local antitrust authority (Competition Authorities) and the making of all necessary registrations, declarations and filings (including filings with Governmental Entities, including Competition Authorities, if any) and the taking of all reasonable steps as may be necessary to obtain an approval or waiver from, or to avoid an action or proceeding by, any Governmental Entity, including Competition Authorities, (iii) the obtaining of all necessary consents, approvals or waivers from third parties, (iv) the defending of any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Offers, including seeking to have any stay or temporary restraining order entered by any court or other Governmental Entity, including Competition Authorities, vacated or reversed and (v) the execution and delivery of any additional instruments necessary to consummate the Offers and to fully carry out the purposes of this Agreement. Notwithstanding the foregoing, in connection with any filing or submission required or action to be taken by Purchaser or the Company to effect the Offers, the Company shall not, without Purchaser’s prior written consent, commit to any divestiture transaction, and none of Purchaser, the Company, nor any of their respective affiliates shall be required to waive any rights or divest or hold separate or otherwise take or commit to take any action that limits its freedom of action with respect to, or its ability to retain, the Company or any of its businesses, product lines or assets or any of the businesses, product lines or assets of Purchaser or any of its affiliates or that otherwise would have a material and adverse effect on Purchaser or upon the business of the Company or Purchaser in any jurisdiction. Without limiting the foregoing, the Company Board shall not take any action likely to frustrate the Offers, including any issuance of dilutive warrants.

3.2	Company Stock Options and Other Incentive Awards

Following the closing of the Offers, to the extent the closing of the Offers constitutes a “Change of Control” as such term is defined or otherwise used under the Company’s stock option or other equity incentive plans (other than the 2004 International Employee Stock Purchase Plan, as amended, and the French Employee Savings Plan), the relevant plan administrator shall take such actions to the extent permitted under, and in accordance with, the relevant plan necessary to effect a substitution of all options, restricted stock units or other awards granted thereunder with another award that satisfies the requirements of such plan excluding, to the extent if any permissible under the relevant plans, residents of France. Such substitution shall be on terms substantially equivalent to those set forth on Annex 4 under “Price Per Share” in the event of a squeeze-out. For the avoidance of doubt, such substitute right shall no longer consist of the right to purchase Company Shares or ADSs at the time of the squeeze-out. To the extent required by applicable Law, Purchaser shall make such securities filings as are legally required including with the SEC covering such awards. With respect to the 2004 International Employee Stock Purchase Plan, as amended, and the French Employee Saving Plan, the Company (i) shall not permit any new offering period under either such plan to be initiated after the date hereof, (ii) shall take such actions as permitted under such plans to cause any open offering periods to terminate prior to the closing of the Offers (effective upon the closing of such Offers) and (iii) cause such plans to terminate effective upon the closing of the Offers. In the event that Purchaser meets the threshold that would permit it to commence a squeeze-out procedure (retrait obligatoire) pursuant to Article 237-14 et seq. of the General Regulations, (i) Purchaser shall commence such procedure and (ii) Purchaser and the Company will propose to beneficiaries of the Company’s employee equity incentive plans who have been resident in France at any time since the date of the granting of the relevant Covered Instrument (as defined in Annex 4) (considered on an instrument by instrument basis) (French Residents) other than French Residents benefiting from the substitution procedures in the first sentence of this paragraph to become parties to a liquidity agreement pursuant to which such beneficiaries will be entitled to sell the Company Shares resulting from the exercise of the relevant instrument in accordance with its terms to Purchaser for cash consideration, such liquidity agreement to include customary terms and conditions, including standard terms and conditions that include the principal terms and conditions set forth on Annex 4. The Company Board shall not take any action to accelerate the vesting of any outstanding Covered Instruments (as defined in Annex 4), except to the extent set forth in Section 3.11.

3.3	Convertible Bonds

The Company shall file as promptly as practicable after the filing of the Offers and use its reasonable best efforts to have declared effective as promptly as practicable after the filing of the Offer and in any event prior to the closing of the Offers, a registration statement with the SEC permitting the conversion of the Convertible Bonds in accordance with their terms.

3.4	Treasury Shares

The Company shall not and shall cause its subsidiaries not to tender any Company Shares held by it in the Offers; provided, however, that Company Shares held by Business Objects Option LLC and the Business Objects Employee Benefit Sub-Plan Trust may be tendered at the request of the optionee or restricted stock unit holder.

3.5	Fees and Expenses

(a)	Except as provided below, all fees and expenses incurred in connection with this Agreement and the Offers shall be paid by the party incurring such fees or expenses, whether or not the Offers are consummated.

(b)	In the event that a Takeover Proposal shall have been made to the Company or its shareholders or any person has publicly announced an intention to make, or an interest in making, a Takeover Proposal (whether or not conditional and whether or not withdrawn) and thereafter this Agreement is terminated:
(1)	pursuant to Section 4.1(f) after the Company Board either fails to recommend the Offers or makes an Adverse Recommendation;

(2)	pursuant to Section 4.1(e);

(3)	pursuant to Section 4.1(c); or

(4)	pursuant to Section 4.1(g), if Purchaser is permitted to withdraw the French Offer in accordance with Section 1.7(a), and in the case of any of (1) — (4) above, within 18 months after such termination, the Company or any Company Subsidiary enters into any Acquisition Agreement with respect to, or a third party consummates a transaction giving effect to, any Takeover Proposal at a value higher than the Offer Price, then the Company shall pay Purchaser a fee equal to €86 million (the Termination Fee) by wire transfer of same day funds (to an account designated by Purchaser) not later than the second business day following the events described in Section 3.5(b).

(c)	In the event that this Agreement is terminated pursuant to Section 4.1(g), if Purchaser is permitted to withdraw the French Offer in accordance with Section 1.7(b) the Company shall pay Purchaser the Termination Fee by wire transfer of same day funds (to an account designated by Purchaser) not later than the second business day following such termination.

(d)	In addition to any other rights of Purchaser hereunder, in the event that this Agreement is terminated pursuant to Section 4.1(e), Section 4.1(c) (as a result of a failure to satisfy Annex 2(a)(1)), Section 4.1(d) (as a result of a failure to obtain the Minimum Tender Condition), or Section 4.1(g) (if Purchaser is permitted to withdraw the French Offer in accordance with Section 1.7), the Company shall reimburse Purchaser for all its reasonable fees and expenses incurred in connection with this Agreement and the Offers, including planning and preparing for the Offers (including up to €5 million in commitment and upfront financing fees but not including any financial advisory fees), negotiating this Agreement and any other agreements with the Company, conducting due diligence, preparing and filing documents with Governmental Entities relating to this Agreement or the Offers or otherwise. Such reimbursement shall be made by wire transfer of same day funds (to an account designated by Purchaser) not later than the second business day following delivery by Purchaser of a written request specifying the fees and expenses to be reimbursed.

(e)	The Company acknowledges that the agreements contained in this Section 3.5 are an integral part of the Offers, and that, without these agreements, Purchaser would not enter into this Agreement. Accordingly, if the Company fails promptly to pay the amounts due pursuant to this Section 3.5 and, in order to obtain such payment, Purchaser commences a suit that results in a judgment against the Company, the Company shall pay to Purchaser its reasonable costs and expenses (including attorney’s fees and expenses) in connection with such suit together with interest on the amount set forth in this

Section 3.5 from and including the date payment of such amount was due to but excluding the date of actual payment at the prime rate of Citibank, N.A. in effect on the date such payment was required to be made.

The payment of any amounts due pursuant to this Section 3.5 shall not constitute the exclusive remedy of Purchaser under this Agreement. Without limiting the generality of the foregoing, in the event of a breach or deemed breach by the Company of Section 2.2, Purchaser may seek any and all other remedies available at Law or in equity to which Purchaser is entitled.

3.6	Public Announcements

Purchaser and the Company shall to the extent reasonably practicable consult with each other before issuing, and provide each other a reasonable opportunity to review and comment upon, any press release or other public statements with respect to the Offers and shall not issue any such press release or make any such public statement prior to such consultation, except as may be required by applicable Law, by court process or by obligations pursuant to any listing agreement with or market rules of any national securities exchange on which such party’s shares are traded.

3.7	Shareholder Litigation

To the extent permitted by applicable Law, the Company shall give Purchaser the opportunity to consult with the Company with respect to any litigation commenced prior to, on or after the date hereof against the Company or any of its directors or executive officers by any shareholder of the Company relating to this Agreement, the Offers or otherwise, and shall not settle or offer to settle any such litigation without the prior written consent of Purchaser (not to be unreasonably withheld or delayed).

3.8	Renewal of the Offers

In the event the initial Offers lapse as a result of a failure to obtain Phase I Antitrust Clearance, this Agreement shall not terminate and the parties shall continue to comply with Section 3.1 until the earlier of Phase II Antitrust Clearance or June 30, 2008 (the Expiration Date). In the event Phase II Antitrust Clearance is obtained prior to the Expiration Date, Purchaser shall as promptly as practicable in accordance with Article 1 hereof file new offers on identical terms to the initial offers, but excluding any antitrust-related conditions.

3.9	Shareholder Notifications

The Company shall provide Purchaser with all threshold-crossing notifications that it receives from shareholders during the term of this Agreement.

3.10	Insurance

For six years after the closing of the Offers, Purchaser shall cause to be maintained in effect the Company’s current directors’ and officers’ liability insurance covering each person currently covered by the Company’s directors’ and officers’ liability insurance policy for acts or omissions occurring prior to the closing of the Offers on terms with respect to such coverage and amounts no less favorable in any material respect to such directors and officers than those of such policy as in effect on the date of this Agreement; provided that Purchaser may substitute therefor policies of a reputable insurance company the material terms of which, including coverage and amount, are no less favorable in any material respect to such directors and officers than the insurance coverage otherwise required under this Section 3.10; provided, however, that in no event shall Purchaser be required to pay aggregate annual premiums for insurance under this Section 3.10 in excess of $2.6 million (the Maximum Premium), which the Company represents and warrants is equal to 200% of the annual premiums paid as of the date hereof by the Company for such insurance; provided that, if such premium exceeds the Maximum Premium, Purchaser shall nevertheless be obligated to provide as much of such coverage as may be maintained or obtained at a cost equal to the Maximum Premium.

The provisions of the immediately preceding sentence shall be deemed to have been satisfied if the Company or Purchaser obtained, at or prior to the closing of the Offers prepaid (or “tail”) D&O Insurance covering each current officer and director, including, without limitation, in connection with the approval of this Agreement and the transactions contemplated hereby, on terms with respect to such coverage and amounts no less favorable than those of such policies in effect on the date of this Agreement; provided, however, that, without the prior written consent of Purchaser, the Company may not expend therefor in excess of $3.9 million in total paid by the Company for coverage for the six year period covered by the tail policy. If tail D&O Insurance has been obtained prior to the closing of the Offers, Purchaser shall cause the Company or any successor in interest to, maintain such tail D&O Insurance in full force and effect, and continue to honor the obligations thereunder.

3.11	Change of Control Agreements

The Company shall, in lieu of any other payments, benefits and vesting acceleration that may become due and payable under the Change of Control Severance Agreements entered into between the Company and the employees listed on Annex 5 hereto (the Change of Control Agreements), pay any and all amounts and provide all benefits and vesting acceleration that would otherwise be due on or after a voluntary resignation for good reason or an involuntary termination without cause under the Change of Control Agreements, immediately following consummation by Purchaser of the Offers (other than any welfare plan payments that would otherwise be provided, which shall instead be provided upon the employee’s subsequent termination of employment, if any).

4.	TERMINATION, AMENDMENT AND WAIVER

4.1	Termination

This Agreement may only be terminated as follows:

(a)	by mutual written consent of Purchaser and the Company;

(b)	by either Purchaser or the Company, if any Governmental Entity issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the acceptance for payment of, or payment for, Company Shares pursuant to the Offers and such order, decree, ruling or other action shall have become final and nonappealable;

(c)	by either Purchaser or the Company, if the conditions set forth in Annex 2(a)(1) or (b) to this Agreement to filing or opening of the Offers are not satisfied prior to the Expiration Date;

(d)	by either Purchaser or the Company, if the Offers lapse due to the failure to satisfy any of the conditions set forth in Annex 3 to this Agreement (subject to the requirements of Section 3.8);

(e)	by either Purchaser or the Company, in accordance with Section 1.2(c).

(f)	by the Company, prior to the closing of the Offers, in accordance with Section 2.2(b); or

(g)	by Purchaser in accordance with Section 1.7.

4.2	Effect of Termination

In the event of termination of this Agreement by either the Company or Purchaser as provided in Section 4.1, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of Purchaser or the Company, other than Section 3.5, this Section 4.2 and Article 5; provided, however, that no such termination shall relieve any party hereto from any liability or damages resulting from a willful breach by such party of any of its agreements set forth in this Agreement, and all rights and remedies of such non-breaching party under this Agreement in the case of any such breach, at Law or in equity, shall be preserved. The Confidentiality Agreement shall survive any termination of this Agreement and shall apply to all information and material delivered by any party hereunder, in each case in accordance with its terms.

4.3	Amendment

This Agreement may be amended, supplemented or modified by the parties hereto at any time; provided, however, that this Agreement may not be amended, supplemented or modified except by an instrument in writing duly executed and delivered by or on behalf of each of the parties hereto.

4.4	Extension; Waiver

At any time prior to the consummation of the Offers, the parties may (a) extend the time for the performance of any of the obligations or other acts of the other parties, or (b) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing duly executed and delivered by or on behalf of such party. The failure of, or delay by, any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights nor shall any single or partial exercise by any party to this Agreement of any of its rights under this Agreement preclude any other or further exercise of such rights or any other rights under this Agreement.

5.	GENERAL PROVISIONS

5.1	Notices

All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt (or upon the next succeeding business day if received after 5p.m. local time on a business day or if received on a Saturday, Sunday or holiday) by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a)	if to Purchaser, to:

SAP AG Dietmar-Hopp-Allee 16 Walldorf, Germany 69190

Fax: +49 6227 74 2060

Attention: Michael Junge, General Counsel

with a copy to:

Allen & Overy LLP 1221 Avenue of the Americas New York, NY 11020 Fax: +1 212 610-6399

	Attention:	A. Peter Harwich
Eric S. Shube

and

Bredin Prat 130, rue du Faubourg Saint Honoré 75008 Paris Fax: +33 1 42 89 10 73

	Attention:	Olivier Assant

(b)	if to the Company, to:

Business Objects S.A. 157-159 rue Anatole France 92309 Levallois-Peret Cedex

Fax: +1 408 953 6001

	Attention:	David Kennedy, General Counsel

with a copy to:

Wilson Sonsini Goodrich & Rosati, Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 Fax: +1 650 493 6811

	Attention:	Larry W. Sonsini
John T. Sheridan

and

Shearman & Sterling LLP 114, avenue des Champs-Elysées
75008 Paris, France Fax: +33 1 53 89 70 70

	Attention:	Hervé Letréguilly

5.2	Definitions

For purposes of this Agreement:

(a)	an affiliate of any person means another person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, such first person;

(b)	business day means any day on which national securities exchanges in the United States and France are open for trading, which shall not be a Saturday, a Sunday, a legal holiday or other day on which banking institutions or trust companies are authorized or obligated by Law to close in the United States or France;

(c)	Company Subsidiaries means each of the Company’s subsidiaries;

(d)	EC Merger Regulation means Council Regulation No. 139/2004.

(e)	Exchange Act means United States Securities Exchange Act of 1934, as amended and the rules and regulations promulgated thereunder;

(f)	Governmental Entity means any Federal, state, local or foreign government or any court of competent jurisdiction, administrative agency or commission or other governmental authority or instrumentality, domestic, foreign or supranational;

(g)	HSR Act means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

(h)	Law means a statute, law (including common law), ordinance, rule, legislation or regulation;

(i)	person means an individual, corporation, partnership, joint venture, association, trust, limited liability company, Governmental Entity, unincorporated organization or other entity, including any such entity or entities deemed to be a “person” pursuant to Section 13(d) of the Exchange Act;

(j)	Phase I Antitrust Clearance means the expiration or termination of the waiting period under the HSR Act, without the issuance of a second request, and the clearance of the transaction by the European Commission under Article 6(1)(b) of the EC Merger Regulation;

(k)	Phase II Antitrust Clearance means the expiration or termination of any waiting periods under the HSR Act, and the clearance of the transaction by the European Commission under Article 8(1) of the EC Merger Regulation;

(l)	SEC means the US Securities and Exchange Commission; and

(m)	a subsidiary of any person means another person of which 50% or more of any class of capital stock, voting securities, other voting ownership or voting partnership interests (or, if there are no such voting interests, 50% or more of the equity interests) are owned or controlled, directly or indirectly, by such first person.

5.3	Interpretation

When a reference is made in this Agreement to an Article, Section, Subsection or Exhibit, such reference shall be to an Article, Section or Subsection of, or an Exhibit to, this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words ‘include’, ‘includes’ or ‘including’ are used in this Agreement, they shall be deemed to be followed by the words ‘without limitation’. The words ‘hereof’, ‘herein’ and ‘hereunder’ and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. The term ‘or’ is not exclusive. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms. Any agreement or instrument defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement or instrument as from time to time amended, modified or supplemented, except as otherwise specified herein. References to a person are also to its permitted successors and assigns.

5.4	Severability

If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or law, or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic and legal substance of the Offers is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Offers are fulfilled to the extent possible.

5.5	Counterparts

This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties.

5.6	Entire Agreement; No Third Party Beneficiaries

This Agreement constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the Offers other than the Confidentiality Agreement. For the avoidance of doubt and without limiting the foregoing, no provision of this Agreement, including any provision relating to employee benefits or compensation, shall be deemed to confer any rights as a third-party beneficiary or otherwise on any person notwithstanding any principle of contractual interpretation that would otherwise be deemed to establish or confer such rights.

5.7	Governing Law

This Agreement is subject to French law, without regard to its conflict of laws provisions to the extent they would require application of the laws of another jurisdiction. Any dispute relating to its validity, interpretation or execution shall be submitted to the exclusive jurisdiction of the Tribunal de Commerce de Paris.

5.8	Assignment

Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be assigned, in whole or in part, by operation of Law or otherwise by any of the parties without the prior written consent of the other parties, except that Purchaser may assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any direct or indirect wholly-owned subsidiary of Purchaser (including designating any such entity to act as Purchaser hereunder), but no such assignment shall relieve Purchaser of any of its obligations under this Agreement if its transferee does not perform such obligations. Any purported assignment without such consent shall be void.

Subject to the preceding sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties hereto and their respective successors and assigns.

5.9	Specific Performance

The parties acknowledge and agree that any breach of the terms of this Agreement would give rise to irreparable harm for which money damages would not be an adequate remedy and accordingly the parties agree that, in addition to any other remedies, each party shall be entitled to enforce the terms of this Agreement by a decree of specific performance without the necessity of proving the inadequacy of money damages as a remedy.

SIGNATURES
IN WITNESS WHEREOF, Purchaser and the Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.

SAP AG
By:	/s/ Henning Kagermann
	Name:	Henning Kagermann
	Title:	Chief Executive Officer

By:	/s/ Werner Brandt
	Name:	Werner Brandt
	Title:	Chief Financial Officer

BUSINESS OBJECTS S.A.
By:	/s/ John Schwarz
	Name:	John Schwarz
	Title:	Chief Executive Officer

ANNEX I
COMPANY SECURITIES
As of September 30, 2007

Ordinary shares issued		97,504,882
Treasury shares(a)		2,246,825
Total shares outstanding		95,258,057

Total options and French and International restricted stock units outstanding		12,010,511

Offer price per ORNANE	€50.65
Estimated shares issuable upon conversion of ORNANES (b)		2,160,056

Warrants granted on June 5, 2007 (Strike price €29.99; Warrant price per warrant €12.01)		210,000
Warrants granted on July 20, 2006 (Strike price €22.31; Warrant price per warrant €19.69)		45,000
Warrants granted on July 21, 2005 (Strike price €23.13; Warrant price per warrant €18.87)		90,000
Warrants granted on June 15, 2004 (Strike price €17.04; Warrant price per warrant €24.96)		195,000
Warrants granted on July 22, 2003 (Strike price €19.45; Warrant price per warrant €22.55)		45,000

Total warrants outstanding		585,000

(a)	Treasury shares include 124,698 treasury shares owned by the Company, 144,201 treasury shares owned by the Business Objects Employee Benefit SubPlan Trust, 1,373,938 ADS owned by Business Objects Option LLC, and 603,988 shares owned by the Business Objects Employee Benefit SubPlan Trust (excluding those qualifying as treasury shares)

(b)	Estimated based on the Company’s Note d’Operation subject to Visa no. 07-140 (May 3, 2007) granted by the AMF (the “Prospectus”) using an estimated “Relevant Date” of 15-Jan-2008 and €42.00 multiplied by the number of ordinary shares issuable upon conversion of such ORNANE (without regard to the reduction in shares from net share settlement) as determined in accordance with the Prospectus including, but not limited to, Section 4.22.9.3.7 thereof. Actual conversion ratio adjustment to be determined in accordance with and subject to the Prospectus including, but not limited to, Section 4.22.9.3.7 thereof.

ANNEX 2
CONDITIONS TO THE FILING AND OPENING OF THE OFFERS
(a)	Conditions to Filing of the Offers. Notwithstanding any other term of the Offers or this Agreement, Purchaser shall not be required to file the Offers if any of the following conditions exists:
(1)	the Company Board shall have (i) failed to recommend the Offers or withdrawn or modified the approval or recommendation of the Company Board of this Agreement or the Offers in a manner adverse to Purchaser, (ii) approved or recommended to the shareholders of Company a Company Takeover Proposal or announced its intention to enter into an Acquisition Agreement with respect to a Company Takeover Proposal or (iii) approved or recommended that shareholders of the Company tender their Company Shares into any offer that is a Company Takeover Proposal or is related thereto; or

(2)	this Agreement shall have been terminated in accordance with its terms.
(b)	Conditions to Opening of the Offers. The opening of the Offers shall be subject to (x) the decision by the AMF to clear the French Offer (décision de conformité) and (y) receipt of the French Finance Ministry Authorization or any other applicable governmental approval, either by way of the expiration of the applicable waiting period without express refusal of the approval or by delivery of express approval by the French Finance Ministry or the relevant Governmental Authority.
The foregoing conditions are for the sole benefit of Purchaser and may, subject to applicable Law, be waived by Purchaser in whole or in part at any time and from time to time in their sole discretion prior to the opening of the Offers.

ANNEX 3
CONDITIONS TO THE CLOSING OF THE OFFERS
Notwithstanding any other term of the Offers or this Agreement, the closing of each of the Offers shall be subject to: (i) that number of Company Securities that would represent at least 50.01% of the voting rights of the Company on a Fully Diluted Basis having been validly tendered and not withdrawn prior to the closing of the Offers (the Minimum Tender Condition), (ii) the receipt of the Phase I Antitrust Clearance. The term Fully Diluted Basis means on a fully diluted basis, after giving effect to the exercise or conversion of all outstanding options, rights and securities exercisable or convertible into such Company Shares.
The foregoing conditions are for the sole benefit of Purchaser and may be asserted by Purchaser regardless of the circumstances giving rise to such condition or may be waived by Purchaser in whole or in part at any time and from time to time in their sole discretion. The failure by Purchaser or any other affiliate of Purchaser at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right, the waiver of any such right with respect to particular facts and circumstances shall not be deemed a waiver with respect to any other facts and circumstances and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

ANNEX 4
TERMS OF LIQUIDITY MECHANISM
*	Beneficiaries
Liquidity mechanism to be offered to beneficiaries who are French Residents of stock options, restricted share units (French and US), warrants (BSA) and shares held directly through the PEE (collectively the Covered Instruments).
*	Condition
Liquidity mechanism is only available to those beneficiaries who shall have exercised/converted in the money Covered Instruments and shall have tendered into the Offers all shares held by him/her resulting from the exercise, conversion or attribution of any Covered Instrument that can be tendered without triggering negative tax or social charge consequences.
*	Mechanism
Liquidity mechanism consists of:
Put Option: Purchaser undertakes to acquire the shares resulting from the exercise, conversion or attribution of any Covered Instrument, at the holder’s request, at any time during the period starting on the first business day following the expiry of the Applicable Restricted Period and ending 2 years and 3 months after the later of (i) the effective exercise, conversion or attribution of the Covered Instrument by the holder and (ii) the end of the Applicable Restricted Period, if any (the Applicable Liquidity Period). The Applicable Restricted Period means the period during which the holder may not dispose of any shares underlying the Covered Instrument without triggering unfavorable tax or social security charge consequences for any company in the Purchaser group.
Call Option. The beneficiary undertakes to sell to Purchaser, at Purchaser’s request, during a period of 30 business days starting on the first business day following the expiry of the Applicable Liquidity Period, the shares resulting from the exercise, conversion or attribution of any Covered Instrument.
*	Price per Share
(a)	the Average Purchaser Share Price (defined as the average of the closing stock market prices of Purchaser ordinary shares for the 20 trading days prior to the date of exercise of the rights described above), multiplied by

(b)	the Ratio (defined as the consideration proposed in the Offers for each Company share divided by the weighted average for the 20 trading days prior to and including the date of closing of the Offers of the Purchaser share price).

ANNEX 5
EMPLOYEES SUBJECT TO CHANGE OF CONTROL AGREEMENTS
Scott Bajtos
Margaret Breya
Keith Budge
Deborah Byron
Herve Couturier
Mark Doll
Bernard Liautaud
John Schwarz
Gregory Wolfe
Janet Wood